Exhibit 12
PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

						Three Months
						Ended
	Years ended December 31,					March 31,
(Dollars in thousands)	2003	2004	2005	2006	2007	2008
Income from continuing operations before income taxes and minority interest (preferred stock dividends of subsidiaries)	$593,657	$608,390	$811,668	$914,490	$660,711	$203,280
Add:
Interest expense	166,856	161,650	193,174	228,418	250,540	61,767
Portion of rents representative of the interest factor	45,978	51,445	52,823	46,255	48,969	11,045
Amortization of capitalized interest	1,473	1,473	986	1,345	1,717	429

Income as adjusted	$807,964	$822,958	$1,058,651	$1,190,508	$961,937	$276,521

Fixed charges:
Interest expense	$166,856	$161,650	$193,174	$228,418	$250,540	$61,767
Portions of rents representative of the interest factor	45,978	51,445	52,823	46,255	48,969	11,045
Minority interest (preferred stock dividends of subsidiaries), excluding taxes	5,701	8,338	16,512	21,819	33,412	7,635

Total fixed charges	$218,535	$221,433	$262,509	$296,492	$332,921	$80,447

Ratio of earnings to fixed charges	3.70	3.72	4.03	4.02	2.89	3.44
Ratio of earnings to fixed charges (exclusive of minority interest)	3.80	3.86	4.30	4.33	3.21	3.80

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.